WWAP, INC.

                           REGISTRATION NO. 333-121483

The following language represents the delaying amendment pursuant to Rule 473 of Regulation C of the Securities Act of 1933, as amended:

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Dated:  December 22, 2004                            /s/  Moshe Ofer
                                                     ---------------
                                                     Name: Moshe Ofer
                                                     Title: President, Treasurer